UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   June 2015

File No.   000-55295

Snipp Interactive Inc.

(Name of Registrant)

6708 Tulip Hill Terrace, Bethesda, MD 20816

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

(Registrant)

Dated: June 12, 2015	By: /s/ “Jaisun Garcha” Jaisun Garcha, Chief Financial Officer

Exhibits:

99.1

Interim Financial Statements

99.2

Management Discussion and Analysis

99.3

CEO Certification

99.4

CFO Certification